SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of December, 2002


                                LANOPTICS LTD.
   _________________________________________________________________________
                (Translation of registrant's name into English)


                               1 Hatamar Street
                                  P.O.B. 527
                                 Yokneam 20692
                                    ISRAEL
  __________________________________________________________________________
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  |X|   Form 40-F


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes    No    |X|

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                                   Contents


         As previously announced on July 15, 2002, LanOptics entered into an agreement with Apax Partners for the exchange of all of the preferred shares of EZchip held by Apax Partners for new ordinary shares of LanOptics.

         In response to inquiries that LanOptics has recently received, it wishes to clarify that as a result of the issuance of the LanOptics shares to Apax Partners in the exchange transaction, the number of LanOptics ordinary shares issued and outstanding was increased on August 19, 2002, to 8,465,535.


                                  Signatures


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             LANOPTICS LTD.


                                             By:  /s/ Dror Israel
                                                -----------------------------
                                                 Name:  Dror Israel
                                                 Title: CFO and Corporate
                                                        Secretary


Dated: December 10, 2002